Mail Stop 3720 Building 2

February 16, 2006

**Via U.S. Mail and Fax (647.722.7007)**
Paul Broude
Principal Financial Officer
Yak Communications, Inc.
300 Consilium Place
Suite 500
Toronto, Ontario M1H 3G2

        RE:     **Forms 10-K and 10-K/A for the fiscal year ended June 30, 2005**
                    **Filed September 28, 2005 and October 28, 2005, respectively**
                    **Form 10-Q for the quarter ended September 30, 2005**
                    **Filed November 14, 2005**

Dear Mr. Broude:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K and 10-K/A for the year ended June 30, 2005

Item 7 Management's Discussion and Analysis

Pro Forma Information, page 23

1. Please expand your disclosures to discuss why your non-GAAP measure is relevant since it excludes reasonably likely recurring items such as due diligence costs for acquisitions and recruiting fees for management.  In that regard, we note your current disclosures do not provide all of the disclosure items highlighted in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures. We note that your non-GAAP measure as currently presented may be prohibited under Item 10 S-K unless you are able to meet the burden of demonstrating the usefulness of the measure.  Item 10 of S-K prohibits the presentation of a non-GAAP performance measure that excludes recurring charges that have occurred within the past two years or are reasonably likely to recur within two years, unless you are able to overcome the burden of demonstrating the usefulness. Please either delete this measure, or revise to provide all of the disclosures required by Item 10 of Regulation S-K and Question 8 of the FAQ.

Results of Operations, page 26

2. A review of the MD&A shows that you did not discuss the profitability measure of each segment consistent with the measure disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).  Please revise or advise.

3. We note that Yak for Business and Contour provided approximately a combined 18% and 21% of GAAP revenues for fiscal years 2005 and 2004, respectively. As these products represent significant portions of your business, please revise and discuss the profitability measure of Yak for Business and Contour for all applicable periods presented.  See Item 303(a) of Regulation S-K.

Consolidated Statements of Operations, page F-4

4. If the captions "cost of sales" and "gross margin" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization.  As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

Note 3 Due to Factor, page F-16

5.  Please tell us how you accounted for the assignment of the accounts receivable,
    including the authoritative guidance on which you relied. Tell us whether the
    secured party in the transaction had the right to sell or re-pledge the collateral.
    Please revise to provide all disclosures as required by SFAS 140 and SOP 01-6,
    including a general description of the transaction and the nature of restrictions
    placed on the assets, and disclosures of the allowance for doubtful accounts,
    any unamortized premiums and discounts, and any net unamortized deferred
    fees and costs, or advise.

Note 5 Next Generation Software and Financial Restatements, page F-17

6.  We note your explanation regarding the gain you recognized as a result of the
    settlement of the joint venture receivable and the early extinguishment of
    related debt on pages F-18 to F-21. Please explain and reconcile the $1.2
    million you recognized in the statement of operations on page F-4 under the
    "Gain on settlement" heading, the $2.4 million adjustment in your statement of
    cash flows on page F-5 under the heading "Settlement of JV/Note payable
    agreement", and the explanation you provided in Note 5.

Note 9 Income Taxes, page F-25

7.  Please tell us and disclose, if material, the total valuation allowance recognized
    for deferred tax assets and the net change during the year in the total valuation
    allowance account.  Refer to SFAS no.109, par. 43.

8.  Please clarify the penultimate paragraph of page F-26 and tell us why no tax
    benefits were recorded related to those exercised and disqualified employee
    options and why, therefore, a valuation allowance was required for the entire
    benefit.  Further, please provide us with a detailed analysis showing how you
    determined the appropriateness of your deferred tax asset valuation allowance for
    all period presented.

9.  It is unclear to us why the reconciliation in the first table of page F-27 begins with
    material benefits at US statutory rates when your earnings before income taxes, as
    presented on page F-4, does not report loss from continuing operations.  Please
    reformat this reconciliation table to disclose the domestic federal tax on income
    from continuing operations at statutory rates as prescribed by paragraph 47 of
    SFAS 109.  Otherwise, please advise.

Note 10 Common Stock, page F-28

10. We note that the warrants issued in connection with the March 18, 2004 common share issuance are also subject to the registration rights agreement.  This agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective, or else you are required to pay liquidated damages on the event day that the registration statement ceases to be effective and for each month thereafter until the event is cured.  It appears that these provisions would result in liability classification under paragraphs 14 through 17 of EITF 00-19.  If true, you would be required to classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities.  Please revise your Form 10-K and subsequent Forms 10-Q for each series of warrants issued with the common shares, or advise.

Note 15 Segment and Related Information, page F-32

11. Tell us in detail how you determined your operating segments under paragraphs 10-16 of SFAS 131.  Also if you have aggregated operating segments into reportable segments, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. In this regard, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

12. Please comply with all of the above comments in your future filings as applicable.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Joseph Kempf, Senior Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director